UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*
BlackSky Technology Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
09263B 108
(CUSIP Number)
September 9, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[  ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Seahawk SPV Investment LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,364,532*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,364,532*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,364,532*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%

12.	TYPE OF REPORTING PERSON

OO
__________________________________________________
* Includes 1,770,080 shares of Class A Common Stock (as defined herein) underlying warrants which are exercisable within 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thales Alenia Space US Investment LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,364,532*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,364,532*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,364,532*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%

12.	TYPE OF REPORTING PERSON

OO
__________________________________________________
* Includes 1,770,080 shares of Class A Common Stock underlying warrants which are exercisable within 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thales Alenia Space S.A.S.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,364,532*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,364,532*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,364,532*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%

12.	TYPE OF REPORTING PERSON

FI
__________________________________________________
* Includes 1,770,080 shares of Class A Common Stock underlying warrants which are exercisable within 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thales S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,364,532*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,364,532*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,364,532*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%

12.	TYPE OF REPORTING PERSON

FI

__________________________________________________
* Includes 1,770,080 shares of Class A Common Stock underlying warrants which are exercisable within 60 days.

Item 1(a).	Name of Issuer:
BlackSky Technology Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
13241 Woodland Park Road, Suite 300
Herndon, Virginia 20171

Item 2.(a)	Name of Persons Filing:
(b) Address of Principal Business Office or, if None, Residence:
(c) Citizenship:
The names and citizenships of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
Seahawk SPV Investment LLC (“Seahawk”)
Citizenship: Delaware
Thales Alenia Space US Investment LLC (“TAS US”)
Citizenship: Delaware
Thales Alenia Space S.A.S (“TAS”)
Citizenship: France
Thales S.A. (“Thales”)
Citizenship: France

The principal business address of Seahawk is 2733 South Crystal Drive, Suite 1200, Arlington, Virginia 22202. The principal business address of TAS US is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The principal business address of TAS is 100 Bd du Midi – 06150 Cannes la Bocca - France. The principal business address of Thales is Tour Carpe Diem, 31 Place des Corolles, Esplanade Nord – 92400 Courbevoie – France.
Seahawk is the record holder of securities noted herein. Seahawk is a direct wholly-owned subsidiary of TAS US, which, in turn, is a wholly-owned subsidiary of TAS. TAS is a joint venture whose majority owner is Thales. By reason of their relationships, TAS US, TAS and Thales may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of the shares held by Seahawk and may be deemed to have shared beneficial ownership of the shares held directly by Seahawk.  Each of TAS US, TAS and Thales disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.
Item 2(d).	Title of Class of Securities:
Class A Common stock, par value $0.0001 per share (the “Class A Common Stock”).
Item 2(e).	CUSIP Number:
The CUSIP number for the Class A Common Stock is: 09263B 108.

Item 3.		If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
The reported beneficial ownership percentage is based upon 115,149,075 shares of Class A Common Stock issued and outstanding as of September 9, 2021, based on information reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.
A.	Seahawk SPV Investment LLC
(a)  Amount beneficially owned:  16,364,532.
(b)  Percent of class: 14.0%.
(c)  Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:  -0-
(ii)   Shared power to vote or direct the vote:  16,364,532
(iii)  Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:  16,364,532
B.	Thales Alenia Space US Investment LLC
(a)  Amount beneficially owned:  16,364,532.
(b)  Percent of class: 14.0%.
(c)  Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:  -0-
(ii)   Shared power to vote or direct the vote:  16,364,532
(iii)  Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:  16,364,532

C.	Thales Alenia Space S.A.S
(a)  Amount beneficially owned:  16,364,532.
(b)  Percent of class: 14.0%.
(c)  Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:  -0-
(ii)   Shared power to vote or direct the vote:  16,364,532
(iii)  Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:  16,364,532
D.	Thales S.A.
(a)  Amount beneficially owned:  16,364,532.
(b)  Percent of class: 14.0%.
(c)  Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:  -0-
(ii)   Shared power to vote or direct the vote:  16,364,532
(iii)  Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:  16,364,532
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Each Reporting Person hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  September 23, 2021
SEAHAWK SPV INVESTMENT LLC

By:	/s/ Alan Kessler
Name: Alan Kessler Title: President

THALES ALENIA SPACE US INVESTMENT LLC

By:	/s/ Clarence Duflocq
Name: Clarence Duflocq Title: President

THALES ALENIA SPACE S.A.S

By:	/s/ Hervé Derrey
Name: Hervé Derrey Title: President & CEO

THALES S.A.

By:	/s/ Isabelle Simon
Name: Isabelle Simon Title: Group Secretary & General Counsel

EXHIBIT INDEX
Exhibit 99.1:	Joint Filing Agreement, by and among the Reporting Persons, dated September 23, 2021.